

Mail Stop 3561

December 20, 2010

Via U.S. Mail

Mr. Joel M. Bennett, Chief Financial Officer
JAKKS Pacific, Inc.
22619 Pacific Coast Highway
Malibu, California 90265

> Re: **JAKKS Pacific, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 17, 2010**
> **File No. 000-28104**

Dear Mr. Bennett:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2009

Financial Statements, page 37
Statements of Consolidated Cash Flows, page 42

1. Reference is made to the line item "common stock surrendered" under cash flows from financing activities. Please explain to us the nature of the activity surrounding the surrender of common stock and why it represents a cash outflow from financing activity rather than a non-cash item.

Notes to Consolidated Financial Statements, page 43
Note 9 – Accrued Expenses, page 53

2. We note from your disclosure on page 33 that you have entered into various character and product licenses with royalties generally ranging from 1% to 14% payable on net sales of the related products. We also note that the company has already paid minimum royalty guarantees of $60 million as of December 31, 2009 and has future minimum royalty guarantees of $91 million, of which $62.3 is due in the next twelve months. Please tell us how the payments for such guarantees are being accounted for within your financial statements and revise your notes to the consolidated financial statements to disclose your policy for recognizing the minimum royalty guarantees. As part of your response, please provide us with the relevant accounting guidance your relied upon which supports the basis for your accounting treatment.

Form 8-K filed October 26, 2010

3. We note your presentation of non-GAAP Condensed Statements of Income in Exhibit 99.1. Please note that we do not believe it is appropriate to present a non-GAAP statement of income. In future filings, please revise your presentation to reconcile each non-GAAP measure separately to the most comparable measure calculated in accordance with GAAP. Refer to the Compliance and Disclosure Interpretations, issued January 15, 2010, Question 102.10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3306 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief